[Grow Group, Inc. Letterhead]

                                        May 22, 1995

          Dear Shareholder:

                    As you know, Imperial Chemical Industries PLC ("ICI") and The Sherwin-Williams Company ("Sherwin-Williams"), have been seeking to acquire Grow Group, Inc. ("Grow"). In response to the competing tender offers by ICI and Sherwin-Williams, your Board of Directors last week initiated formal bidding procedures designed to bring this process to a fair and orderly conclusion.

                    Grow requested both ICI and Sherwin-Williams to submit their best and final offers by 12:00 noon on Sunday, May 21, 1995. Following receipt of bids from both parties, Grow's Board of Directors accepted the higher bid and entered into an Amendment to its existing Merger Agreement with ICI pursuant to which ICI has increased its pending tender offer from $18.10 to $22.00 per share.

                    Your Board of Directors based upon, among other things, the advice and written opinion of Wertheim Schroder & Co. Incorporated, Grow's financial advisor, unanimously recommends that shareholders accept the amended ICI offer and tender their shares to ICI. Your Board has also determined to reject Sherwin-Williams' existing $19.50 per share tender offer and recommends that shareholders not tender their shares to Sherwin-Williams. In accordance with Corimon's existing agreement with ICI, Corimon, which owns approximately 25% of Grow's shares, will sell its Grow shares to ICI at a price of $21.40 per share if the ICI tender offer is consummated.

                    Information with respect to the bidding process and ICI's revised tender offer is contained in the enclosed Schedule 14D-9 Amendment. ICI is also furnishing a Supplement to its original Offer to Purchase and related materials, including a revised Letter of Transmittal to be used for tendering your shares. We urge you to read the enclosed material and consider this information carefully.

                                        Sincerely,

                                        Russell Banks
                                        President and
                                        Chief Executive Officer